Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0218 F: +1 202.637.3593 cynthiakrus@eversheds-sutherland.com

October 19, 2020

Anu Dubey, Senior Counsel

Michael Spratt

Michael Shaffer

Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Trinity Capital Inc.

Registration Statement on Form N-2

(File No. 333-248850)

Dear Ms. Dubey:

On behalf of Trinity Capital Inc. (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on September 21, 2020 regarding the Company’s registration statement on Form N-2 (File No. 333-248850) (as amended, the “Registration Statement”), including the preliminary prospectus contained therein (the “Prospectus”), which was publicly filed with the SEC under the Securities Act of 1933, as amended, on September 16, 2020. The Staff’s comments are set forth below and are followed by the Company’s responses. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement.

PROSPECTUS

Risk Factors

1.	The disclosure on page 24 of the Registration Statement sets forth a risk factor regarding risks associated with a downgrade, suspension or withdrawal of the credit rating assigned by Egan Jones to the Notes. Please file a consent of Egan Jones as an exhibit to the Registration Statement. See Rule 436(a) of the Securities Act.

Response: The Company respectfully advises the Staff that it has revised its disclosure on page 24 of the Registration Statement to remove references to Egan Jones and the credit rating assigned thereby to the Notes. Accordingly, the Company will not file a consent of Egan Jones as an exhibit to the Registration Statement.

2.	Reference is made to the Company’s risk factor disclosure regarding the geographic concentration of its investments. Please consider whether such risk factor disclosure should be enhanced in light of the wildfires currently affecting the Western part of the United States.

Response: The Company respectfully advises the Staff that it believes the “Risk Factors” section of the Registration Statement adequately sets forth materials risks related to the Company and an investment therein, including risks related to the geographic concentration of the Company’s investments, the wildfires currently affecting the Western part of the United States and other natural disasters and events. The Company respectfully refers the Staff to the following risk factors in the Registration Statement: (i) “Our investments are geographically concentrated, which may result in a single occurrence in a particular geographic area having a disproportionate negative impact on our investment portfolio”; (ii) “Terrorist attacks, acts of war, global health emergencies or natural disasters may impact the businesses in which we invest and harm our business, operating results and financial condition”; and (iii) “Events outside of our control, including public health crises, may negatively affect our results of operations and financial performance”.

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Anu Dubey, Senior Counsel October 19, 2020 Page 2

PART C – OTHER INFORMATION

Item 34 – Undertakings

3.	Reference is made to undertaking No. 4 in Item 34 of Form N-2, which is listed as not applicable in the Registration Statement. Please consider whether such undertaking No. 4 should be included in the Registration Statement because it relates to a shelf offering.

Response: The Company respectfully advises the Staff that it has revised its disclosure on page C-7 in the Registration Statement in response to the Staff’s comment.

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If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0218 or Stephani M. Hildebrandt at (202) 383-0845.

Sincerely,

/s/ Cynthia M. Krus

Cynthia M. Krus

cc:	Steven L. Brown Stephani M. Hildebrandt